ACCENTIA BIOPHARMACEUTICALS, INC.

324 Hyde Park Avenue, Suite 350 Tampa FL 33606

October 25, 2005

VIA EDGAR AND FACSIMILE

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for October 27, 2005 at 4:00 p.m. (Eastern Time) or as soon thereafter as practicable. This request modifies our prior acceleration request dated October 17, 2005. Please be advised that the Company has re-circulated a revised preliminary prospectus to potential investors in the offering for which the above-referenced registration statement was filed, and such revised preliminary prospectus was mailed to the potential investors on October 6, 2005. Accordingly, the proposed effective date of the registration statement will be more than forty eight (48) hours following the mailing of the revised preliminary prospectus. In connection with the foregoing acceleration request, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours, Accentia Biopharmaceuticals, Inc.

/s/ Francis E. O’Donnell
Francis E. O’Donnell, Jr., M.D. Chief Executive Officer and Chairman of the Board

Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

October 25, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

We hereby join the Company in requesting acceleration of the effective date of the Registration Statement referred to above to 4:00 p.m. Eastern Time on October 27, 2005, or as soon thereafter as possible, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

JEFFERIES & COMPANY, INC.

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

GUNNALLEN FINANCIAL, INC.

        As Representatives of the several Underwriters

By:	Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name:	Joseph A. Boystak
Title:	Managing Director

Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

October 25, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated October 5, 2005 (Amendment No. 8 to the Company’s Registration Statement) is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated October 5, 2005 (Amendment No. 8 to the Company’s Registration Statement), as distributed between October 6, 2005 and October 27, 2005, is as follows:

No. of copies dated October 5, 2005
Underwriters	1,000
Individuals, Corporations, and Retail	6,900

TOTAL	7,900 copies

Sincerely,

JEFFERIES & COMPANY, INC.

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

GUNNALLEN FINANCIAL, INC.

As Representatives of the several Underwriters

By:	Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name:	Joseph A. Boystak
Title:	Managing Director

Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

October 25, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

JEFFERIES & COMPANY, INC.

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

GUNNALLEN FINANCIAL, INC.

        As Representatives of the several Underwriters

By:	Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name:	Joseph A. Boystak
Title:	Managing Director